Exhibit A(5)(viii)
COPY
TRUJILLO RODRIGUEZ & RICHARDS, LLC
Lisa J. Rodriguez
258 Kings Highway East
Haddonfield, NJ 08033
Tel.: (856) 795-9002
Fax: (856) 795-9887
Liaison Counsel for Plaintiffs

KIRAN and JYOTI GORUR, on Behalf of Themselves and all Others Similarly Situated,
Plaintiff,
v.
INTELLIGROUP, INC., VIKRAM GULATI,
SRINI RAJU, RAVI C. ADUSUMALLI,
SANDEEP REDDY, NTT DATA
CORPORATION, and MOBIUS SUBSIDIARY
CORPORATION,
Defendants.
SUPERIOR COURT OF NEW JERSEY
MERCER COUNTY
CHANCERY DIVISION
Docket No.
CIVIL ACTION
JURY TRIAL DEMANDED

VERIFIED CLASS ACTION COMPLAINT
     Plaintiffs, by their undersigned attorneys, for their verified class action complaint against defendants, alleges upon personal knowledge with respect to themselves, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of Intelligroup, Inc. (“Intelligroup” or the “Company”) against Intelligroup and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin the proposed acquisition of Intelligroup by NTT DATA Corporation and its wholly-owned subsidiary, Mobius Subsidiary Corporation (collectively, “NTT DATA”). On or about June 14, 2010, the

Board announced that it had caused Intelligroup to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by NTT DATA in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger with a net transaction value of approximately $199 million (the “Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition. The Tender Offer is scheduled to commence within 6 business days of June 14, 2010 and will expire after 20 business days unless the offer is extended.
     2. This Tender Offer and Proposed Transaction are particularly troubling in light of the fact that SB Asia Infrastructure Fund LP (“SAIF”) and Venture Tech Assets Ltd. (“Venture Tech”), which collectively hold approximately 62.9% of Intelligroup’s outstanding common stock and also placed three out of the four Individual Defendants on the Board, have agreed to tender their shares into the Tender Offer.
     3. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein). Furthermore, NTT DATA and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiffs seek to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.
PARTIES
     4. Plaintiffs are and have been continuously throughout all times relevant hereto the owners of Intelligroup common stock.

     5. Defendant Intelligroup is a New Jersey corporation and maintains its principal executive offices at 5 Independence Way, Suite 220, Princeton, New Jersey, 08540. Intelligroup together with its subsidiaries, develops, implements, and supports information technology solutions for corporations, middle market businesses, and public sector organizations. The Company’s common stock trades on the OTC Bulletin Board stock exchange under the ticker “ITIG.OB.”
     6. Defendant Vikram Gulati (“Gulati”) has been an Intelligroup director since April 2005 and has served as the Company’s President and Chief Executive Officer since that time.
     7. Defendant Srini Raju (“Raju”) has been an Intelligroup director since September 2004. Raju was initially appointed to the Board in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SAIF and Venture Tech, which allowed SAIF and Venture Tech to collectively designate five directors to the Board.
     8. Defendant Ravi C. Adusumalli (“Adusumalli”) has been an Intelligroup director since September 2004. Raju was initially appointed to the Board in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SAIF and Venture Tech, which allowed SAIF and Venture Tech to collectively designate five directors to the Board. Adusumalli joined SAIF in early 2002 and is currently a General Partner and Head of SAIF’s India Operations. Additionally, Adususmalli is a member of the Company’s Audit Committee, the Compensation Committee, and the Corporate Governance. Nominating and Qualified Legal Compliance Committee.

     9. Defendant Sandeep Reddy (“Reddy”) has been an Intelligroup director since September 2004. Raju was initially appointed to the Board in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SAIF and Venture Tech, which allowed SAIF and Venture Tech to collectively designate five directors to the Board. Additionally, Reddy is a member of the Company’s Audit Committee, the Compensation Committee, and the Corporate Governance, Nominating and Qualified Legal Compliance Committee.
     10. Defendant NTT DATA Corporation is a corporation organized under the laws of Japan and maintains its principal executive offices at Toyosu Center Bldg. 3-3, Toyosu 3-chome, Koto-ku, Tokyo 335-6033, Japan. According to the press release announcing the Proposed Transaction, NTT DATA Corporation is a quoted subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”). It offers a broad range of IT services including consulting, systems integration and IT outsourcing.
     11. Defendant Mobius Subsidiary Corporation is a New jersey corporation and is an indirect, wholly-owned subsidiary of NTT DATA Corporation that was formed for the sole purpose of effecting the Proposed Transaction.
     12. The defendants identified in 6-9 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of Intelligroup, and owe plaintiffs and Intelligroup’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

     13. Each of the Individual Defendants at all times had the power to control and direct Intelligroup to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiffs and all Intelligroup shareholders.
     14. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiffs and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
JURISDICTION AND VENUE
     15. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with New Jersey so as to render the exercise of jurisdiction by the New Jersey courts permissible under traditional notions of fair play and substantial justice. Furthermore, Intelligroup conducts business in New Jersey and has its principal place of business at 5 Independence Way, Suite 220, Princeton, New Jersey, 08540.
     16. Venue is proper in this Court because one or more of the defendants either resides or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein in violation of fiduciary duties owed to Intelligroup shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

CLASS ACTION ALLEGATIONS
     17. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 4:32-1 of the New Jersey Court Rules, on behalf of themselves and the public shareholders of Intelligroup (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     18. This action is properly maintainable as a class action.
     19. The Class is so numerous that joinder of all members is impracticable. As of May 10, 2010, there were 41,249,688 shares of Intelligroup common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.
     20. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiffs and the Class; and
          b. Whether defendants will irreparably harm plaintiffs and the other members of the Class if defendants’ conduct complained of herein continues.
     21. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     23. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     24. On May 4, 2010, Intelligroup issued a press release wherein it announced the Company’s financial results for the first quarter of 2010. Therein, Intelligroup reported an increase in revenues of 8.7%, a rise in net income of 159%, and EPS increased 165%.
     25. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, Intelligroup has willingly entered into the Proposed Transaction to the detriment of its shareholders. On June 14, 2010, Intelligroup issued a press release wherein it announced it had entered into a definitive agreement to be acquired by NTT DATA through a cash tender offer at $4.65 per share in cash or approximately $199 million, followed by a second-step merger where NTT DATA will acquire all Intelligroup’s remaining shares at the same price paid in the Tender Offer.

     26. Moreover, to the detriment of Intelligroup’s shareholders, the Merger Agreement’s terms substantially favor NTT DATA and are calculated to unreasonably dissuade potential suitors from making competing offers.
     27. For example, the Individual Defendants have agreed to a “No Solicitation” provision in Section 6.08 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of Intelligroup’s shareholders. Section 6.08(a) of the Merger Agreement states, in relevant part:
(a) From the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms, the Company shall not, directly or indirectly through any of its Subsidiaries or affiliates or any of its or their respective Representatives, and shall not permit any of its Subsidiaries or affiliates or any of their respective Representatives to, (1) initiate, solicit or knowingly facilitate or knowingly encourage an Acquisition Proposal or (2) engage with any third party in any discussions or negotiations concerning, or furnish any confidential information to any third party in connection with an Acquisition Proposal, or any inquiry or proposal that would constitute an Acquisition Proposal if it were a bona fide written proposal or offer (except to notify such third party of the existence of the provisions of this Section 6.08), provided, however , for purposes of this Section 6.08 the term “affiliate” shall not include any Person that becomes an affiliate of the Company after the date of this Agreement without any action on the part of the Company. Notwithstanding anything to the contrary in the previous sentence, prior to the Acceptance Date, the Company may furnish information to, or enter into discussions or negotiations with, any Person that has made an Acquisition Proposal if, and only to the extent that: (A) the receipt of such Acquisition Proposal did not result from a breach of (1) clause (1) of the first sentence of this Section 6.08(a) or (2) any other provision of this Section 6.08 in any material respect;

(B) such Acquisition Proposal constitutes a Superior Proposal or the Company Board, after consulting with the Company’s outside legal and financial advisors, determines in good faith that (l) such Acquisition Proposal, after furnishing such information and entering into such discussions or negotiations, could reasonably be expected to result in a Superior Proposal and (2) the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law; and (C) prior to furnishing such information, the Company receives from such Person an executed confidentiality agreement on customary terms that are no less favorable to the Company than the terms of the Confidentiality Agreement; provided, however, that the Company may, after making the determination described in clause (B) above, enter into discussions or negotiations solely with respect to entering into such confidentiality agreement and will not be deemed to be in breach of this Section 6.08 as a result thereof.
[Emphasis added].
     28. Section 6.08 of the Merger Agreement goes on to state that Intelligroup must notify NTT DATA of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 6.08(b) of the Merger Agreement states, in relevant part:
(b) From the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms, the Company shall promptly, but in any event within twenty-four (24) hours, notify Parent following receipt by the Company of any Acquisition Proposal, the material terms thereof and material conditions thereto and the identity of the Person making such Acquisition Proposal, as well as any material modification of or amendment thereto, or of any bona fide communication by any Person that affirmatively states that it relates to, or could lead to, or that any party is contemplating, a potential Acquisition Proposal, including the identity of the Person making or on whose behalf such communication was made and the other material facts of such communication, and the Company will keep Parent reasonably apprised of any material developments, discussions and negotiations with respect to such Acquisition Proposal or other communication.
[Emphasis added].

     29. Furthermore, Section 6.08 of the Merger Agreement also gives NTT DATA “match right” with respect to any potential “Superior Proposal” that is made to the Company. Section 6.08(f) of the Merger Agreement states, in relevant part:
(f) Notwithstanding anything to the contrary in this Section 6.08, at any time prior to the Acceptance Date, the Company Board may, following receipt of an Acquisition Proposal that constitutes a Superior Proposal, make an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 9.01(j) so as to concurrently with such termination enter into a definitive agreement providing for the transactions contemplated by such Superior Proposal, but only if (1) the Company promptly notifies Parent, in writing, at least two (2) Business Days before taking such action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, and the identity of the third party making the Acquisition Proposal, and (2) Parent does not make, within three (3) Business Days (or two (2) Business Days in the case of any subsequent offer) after its receipt of that written notification, an offer that the Company Board determines, in good faith, after consultation with its outside financial and legal advisors, is more favorable to the Company’s shareholders than such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company, provided that a two (2) Business Day period shall apply under clause (2) of this Section 6.08(f) ). During any three (3) Business Day (or two (2) Business Day, in the case of subsequent offers) period prior to its effecting an Adverse Recommendation Change pursuant to this Section 6.08(f) or termination pursuant to Section 9.01(i), the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the Transactions proposed by Parent.
[Emphasis added].
     30. Section 2.03 of the Merger Agreement grants NTT DATA an irrevocable option (the “Top-Up Option”). Section 2.03(a) states:
(a) Grant of Top-Up Option. The Company hereby grant to Purchaser an option (the “Top-Up Option”) to purchase, at a price per share equal to the Per Share Amount (the “Top-Up Share Price”), the lowest number (but not less than that number) of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one share greater than ninety percent (90%) of the Fully Diluted Shares immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised, in whole but not in part, at any one time on or after the Acceptance Date and prior to the earlier to occur of (1) the Effective Time and (2) the termination of this Agreement in accordance with Article IX; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no Law shall prohibit, or require any action, consent, approval, authorization or Permit of, or action by, filing with or notification to any Governmental Authority in connection with, the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding Company Stock Options or other obligations of the Company, and (C) Purchaser has accepted for payment and paid for all Shares validly tendered in the Offer and not validly withdrawn.
     31. In other words, even if NTT DATA acquires just 50.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiffs and members of the putative Class. The coercive effect of the Top-Up Option is patently obvious. Unless NTT DATA gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.
     32. Further locking up control of the Company in favor of NTT DATA is Section 9.03 of the Merger Agreement which contains a “Termination Fee” of $7.5 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary dunes. Moreover, under Section 9.03 of the Merger Agreement, the Company may have to pay up to $4.5 million in expenses to NTT DATA, in addition to the Termination fee.

     33. As if the actions described in the preceding paragraphs were not enough, as an inducement to enter into the Merger Agreement, and in consideration thereof, the SAIF and Venture Tech have agreed to enter into the Shareholder Agreement with NTT DATA. This is especially troubling because three of four of the Individual Defendants are members of the Company’s Board because they were appointed to the Board in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SAIF and Venture Tech, which allowed SAIF and Venture Tech to collectively designate five directors to the Board. The Shareholder Agreement represents, in the aggregate, approximately 62.9% of the Company’s outstanding shares.
     34. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than NTT DATA for the Company from taking their bids directly to the Company’s owners — its shareholders — and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.
     35. The consideration to be paid to plaintiffs and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Intelligroup is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.
     36. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     37. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Intelligroup common stock in the Proposed Transaction.
COUNT I
(Breach of Fiduciary Duty against the Individual Defendants)
     38. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.
     39. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Intelligroup’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Intelligroup’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Intelligroup’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Intelligroup; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.
     40. The Individual Defendants have breached their fiduciary duties to plaintiffs and the Class.

     41. As alleged herein, defendants have initiated a process to sell Intelligroup that undervalues the Company and vests them with benefits that are not shared equally by Intelligroup’s public shareholders — a clear effort to take advantage of the temporary depression in Intelligroup’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Intelligroup at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Intelligroup’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.
     42. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.
     43. Plaintiffs and the members of the Class have no adequate remedy at law.
COUNT II
(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against
Intelligroup and NTT DATA)
     44. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.
     45. Defendants Intelligroup and NTT DATA knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Intelligroup provided, and NTT DATA obtained, sensitive non-public information concerning Intelligroup’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.
     46. As a result of this conduct, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Intelligroup shares.
     47. Plaintiffs and the members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiffs pray for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;
     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;
     C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
     D. Directing defendants to account to plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;
     E. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs’ attorneys’ and experts’ fees, and
     F. Granting such other and further relief as this Court may deem just and proper.
JURY TRIAL DEMAND
     Plaintiffs demand a trial by jury on all issues so triable.

DESIGNATION OF TRIAL COUNSEL
     Pursuant to the revisions of R.4:25-4, the Court is advised that Lisa J. Rodriguez of Trujillo Rodriguez & Richards, LLC is hereby designated as trial counsel until such time as other counsel listed herein are admitted pro hac vice.
NOTICE PURUSANT TO RULE 1:5-1(a)
     TAKE NOTICE that the undersigned attorneys do hereby demand, pursuant to R.1:5-1(a) that each party herein serving pleadings and interrogatories and receiving answers thereto, serve copies of all such pleadings and answered interrogatories received from any party, including any documents, papers and other materials referred to therein, upon the undersigned attorneys, and take notice that this is a continuing demand.

Dated: June 17, 2010	TRUJILLO RODRIGUEZ & RICHARDS, LLC

	By:	/s/ Lisa J. Rodriguez Lisa J. Rodriguez
258 Kings Highway East
Haddonfield, NJ. 08033
Tel.: (856) 795-9002
Fax: (856) 795-9887

Liaison Counsel for Plaintiffs
OF COUNSEL:
RIGRODSKY & LONG, P.A.
Seth D. Rigrodsky
Brian D. Long
Timothy J. MacFall
919 North Market Street, Suite 980
Wilmington, DE 19801
Tel.: (302) 295-5310
Fax: (302) 654-7530

VERIFICATION
     We, Kiran and Jyoti Gorur, hereby verify that we have reviewed the foregoing class action complaint (the “Complaint”) and we have authorized the filing of the Complaint. The statements made in the foregoing Complaint are true and correct to the best of our knowledge, information and belief.

Dated: 6/16/2010	/s/ Kiran Gorur

Kiran Gorur

Dated: 6/16/2010	/s/ Jyoti Gorur

Jyoti Gorur

Appendix XII-B1

CIVIL CASE INFORMATION STATEMENT

(CIS)

Use for initial Law Division
Civil Part pleadings (not motions) under Rule 4:5-1
Pleading will be rejected for filing, under Rule 1:5-6(c), if information above the black bar is not completed or if attorney's signature is not affixed.

FOR USE BY CLERK'S OFFICE ONLY
PAYMENT TYPE ☐CK ☐CG ☐CA
CHG/CK NO
AMOUNT
OVERPAYMENT
BATCH NUMBER

1 ATTORNEY/PRO SE NAME Lisa J. Rodriguez	2 TELEPHONE NUMBER (856) 795-9002	3 COUNTY OF VENUE Mercer
4 FIRM NAME (if applicable) Trujillo Rodriguez & Richards, LLC		5 DOCKET NUMBER (When available)
6. OFFICE ADDRESS 258 Kings Highway East Haddonfield, NJ 08033		7. DOCUMENT TYPE Complaint
		8 JURY DEMAND ☒ YES ☐ NO
9 NAME OF PARTY (e.g., John Doe, Plaintiff) Kiran and Jyoti Gorur, Plaintiffs	10. CAPTION Gorur v. Intelligroup, Inc., et al.	
11 CASE TYPE NUMBER (See reverse side for listing) 508	12 IS THIS A PROFESSIONAL MALPRACTICE CASE? ☐ YES ☐ NO IF YOU HAVE CHECKED "YES," SEE N J S A 2A:53A-27 AND APPLICABLE CASE LAW REGARDING YOUR OBLIGATION TO FILE AN AFFIDAVIT OF MERIT	
13 RELATED CASES PENDING? ☐ YES ☒ NO	14 IF YES, LIST DOCKET NUMBERS	
15. DO YOU ANTICIPATE ADDING ANY PARTIES (arising out of same transaction or occurrence)? ☐YES ☒ NO	16 NAME OF DEFENDANT'S PRIMARY INSURANCE COMPANY, IF KNOWN ☐ NONE ☒ UNKNOWN	

THE INFORMATION PROVIDED ON THIS FORM CANNOT BE INTRODUCED INTO EVIDENCE.

CASE CHARACTERISTICS FOR PURPOSES OF DETERMINING IF CASE IS APPROPRIATE FOR MEDIATION

17 DO PARTIES HAVE A CURRENT, PAST OR RECURRENT RELATIONSHIP? ☐YES ☒NO	IF YES, IS THAT RELATIONSHIP	☐ EMPLOYER-EMPLOYEE ☐ FRIEND/NEIGHBOR ☐ OTHER (explain) ☐ FAMILIAL ☐ BUSINESS
18 DOES THE STATUTE GOVERNING THIS CASE PROVIDE FOR PAYMENT OF FEES BY THE LOSING PARTY?	☐ YES ☒ NO	

19 USE THIS SPACE TO ALERT THE COURT TO ANY SPECIAL CASE CHARACTERISTICS THAT MAY WARRANT INDIVIDUAL MANAGEMENT OR ACCELERATED DISPOSITION

20 DO YOU OR YOUR CLIENT NEED ANY DISABILITY ACCOMMODATIONS?	☐YES ☒ NO	IF YES, PLEASE IDENTIFY THE REQUESTED ACCOMMODATION
21 WILL AN INTERPRETER BE NEEDED?	☐YES ☒ NO	IF YES, FOR WHAT LANGUAGE

22. I certify that confidential personal identifiers have been redacted from documents now submitted to the court, and will be redacted from all documents submitted in the future in accordance with Rule 1:38-7(b).

23 ATTORNEY SIGNATURE

Effective 09/01/2009, CN 10517_ps - English

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